
05008539



metabolic

ASX Release **1 June, 2005**

Metabolic Pharmaceuticals Ltd Establishes American Depositary Receipt (ADR) Program

Melbourne, Australia – 1 June, 2005 - Metabolic Pharmaceuticals Ltd (ASX: MBP); (In the U.S. OTCBB: MBLPY), is pleased to announce that it has established a Level I American Depositary Receipt ("ADR") program in the U.S. The U.S. Securities and Exchange Commission declared the Metabolic F-6 Registration Statement effective as of May 31, 2005. The Company's ADRs trade over-the-counter (OTC) under the symbol "MBLPY".

Metabolic is also pleased to announce that Citigroup Depositary Receipt Services (Citigroup) has been appointed as the Company's depositary bank. Citigroup is a leader in bringing quality issuers to the U.S. market and promoting ADRs as an effective capital markets tool. The Metabolic American Depositary Shares (ADSs) will trade on a 1:10 ratio to the Company's ordinary shares, which are listed on the Australian Stock Exchange under the symbol MBP. A copy of the Deposit Agreement, which governs the rights of the holders of the ADRs and the corresponding ADSs, may be found on the Metabolic website – www.metabolic.com.au.

"Metabolic's focus on developing therapeutics aimed at large world markets has prompted substantial international investor interest," said Roland Scollay, Chief Executive Officer. "A vital part of our long-term strategy to enhance shareholder value is to improve liquidity and broaden and diversify our shareholder base. The ADR program will help us to enhance the Company's visibility and help us to capitalize on landmark achievements by making investing easier for existing and potential U.S. investors."

About ADRs

ADRs are commonly used to facilitate the holding and trading by U.S. investors of securities in foreign companies not listed in the United States.

Acquiring a Metabolic ADR

Based upon availability and market conditions, a US investor may acquire Metabolic ADRs by either purchasing existing Metabolic ADRs on the U.S. over-the-counter (OTC) market or by purchasing Metabolic shares on ASX and arranging for the issuance of new ADRs.

METABOLIC PHARMACEUTICALS LIMITED ABN 96 083 866 862
Level 3, 509 St Kilda Road, Melbourne, Victoria 3004, Australia | Telephone +61(3) 9860 5700 | Facsimile +61(3) 9860 5777 | Website www.metabolic.com.au

The process for issuing new ADRs is as follows:

1. A US broker contacts an Australian broker and requests the purchase of Metabolic shares on ASX.
2. These shares are deposited with ANZ Nominees, Metabolic's local custodian bank for the ADR program.
3. ANZ Nominees instructs the depositary, Citigroup, to issue the number of ADRs that represent the Metabolic shares received, in the ratio 1:10.
4. Citigroup issues the Metabolic ADRs and delivers them in physical or book entry form to the US broker.
5. The US broker delivers the ADRs to the investor or credits the investor's account.

Selling a Metabolic ADR

Based upon demand and market conditions, a US investor may either sell a Metabolic ADR on the OTC market or cancel the ADR and sell Metabolic shares on ASX. In the latter case the US broker delivers Metabolic ADRs to Citigroup for cancellation and instructs them to deliver the ordinary shares to ANZ Nominees. Citigroup then cancels the ADRs and instructs ANZ Nominees to release and deliver the underlying Metabolic shares to an Australian broker. The Metabolic shares can then be sold on ASX.

Level I ADRs are freely tradable in the U.S. OTC market. Trading activity of Metabolic's ADRs should be available on most financial websites with access to American stock exchange prices.

Information For U.S. Investors

Due to the fact that a significant proportion of Metabolic's assets are held in the form of interest bearing deposits and a major component of our income in the form of interest is derived from those deposits, Metabolic may be classified as a passive foreign investment company, or PFIC, under the U.S. Internal Revenue Code. A determination of Metabolic's PFIC status will be made on a year-by-year basis. IF METABOLIC IS TREATED AS A PFIC FOR U.S. TAX PURPOSES IN ANY YEAR, U.S. HOLDERS OF OUR ADRs MAY INCUR ADVERSE TAX CONSEQUENCES. ALL U.S. INVESTORS SHOULD BE AWARE OF THIS MATTER AND ARE URGED TO SEEK THE ADVICE OF COMPETENT TAX COUNSEL. A more detailed statement of the issues related to this matter is attached to this release as Appendix 1.

About Metabolic

Metabolic Pharmaceuticals Limited is a biotechnology company based in Melbourne, Australia, and is listed on the Australian Stock Exchange (ASX: MBP). The company's mission is to develop a pipeline of new pharmaceuticals for world markets and currently has development programs aimed at treating obesity (AOD9604 - Phase 2b trial completed, further Phase 2b dose finding study in preparation), neuropathic pain (ACV1 – Phase 1 to commence in Q2 05), and Type II Diabetes. For more information, please visit the company's website at www.metabolic.com.au.

Further information

Company:
Roland Scollay, CEO
David Kenley, VP Corporate Development
Tel: +61 3 9860 5700
Email: roland.scollay@metabolic.com.au
Email: david.kenley@metabolic.com.au

US Investors:
Kathy Price, Managing Director
The Anne McBride Company
Tel: 212-983-1702, x212
Email: kprice@annemcbride.com

ADR Questions:

Stephanie Bleecher, Vice President, Product Management
Citigroup, Depositary Receipt Services
Tel: 212-816-6639
Email: Stephanie.bleacher@citigroup.com

Appendix 1

Tax Consequences for U.S. Holders of ADRs if Metabolic is Classified as a Passive Foreign Investment Company

In general, Metabolic will be classified as a Passive Foreign Investment Company or PFIC for any taxable year if either (a) 75% or more of the company's gross income in the taxable year is passive income or (b) 50% or more of the company's assets in the taxable year (based on their quarterly average value) produce, or were held for the production of, passive income. The IRS takes the view that interest on working capital or any other cash is passive income and that the corresponding cash is an asset that produces or is held for the production of passive income.

Unfavorable tax consequences for U.S. holders of Metabolic ADRs can occur if Metabolic is treated as a PFIC for any year while a U.S. holder owns Metabolic ADRs.

These tax consequences can be mitigated if the U.S. holder makes, or has made, a timely qualified electing fund election or election to mark to market the holder's ADRs, and such election is in effect for the first taxable year during which the U.S. holder owns the ADRs that Metabolic is classified as a PFIC.

If neither election is made, under the PFIC provisions of the U.S. Internal Revenue Code, in any year in which the U.S. holder either disposes of the ADRs at a gain or receives one or more "excess distributions", special rules apply to the taxation of the gain or the excess distributions. For the purposes of these rules, "excess distributions" generally are the portion of Metabolic's distributions in a taxable year, whether or not out of earnings and profits, that exceed 125% of the average of Metabolic's distributions, subject to adjustment to the extent there were excess distributions that the U.S. holder received on the ADRs during the three previous years or, if shorter, the ADR holder's holding period for the ADRs on which the distributions are paid.

A disposition of an ADR, for purposes of these rules, includes many transactions on which gain or loss is not realized under general U.S. federal income tax rules. The gain or the excess distributions must be allocated ratably to each day the U.S. holder has held the ADR. Amounts allocated to each year are taxable as ordinary income in their entirety (not eligible for the reduced rate for dividends) and not as capital gain, and amounts allocable to prior years may not be offset by any deductions or losses. Amounts allocated to the current year and the pre-PFIC holding period (if any) are included as ordinary income in the current year and amounts allocated to the PFIC period (other than the current tax year) are subject to tax at the highest U.S. ordinary income tax rate in effect for that year and are then subject to an interest charge at the rates applicable to deficiencies for income tax for those periods. In addition, a U.S. holder's tax basis in an ADR that is acquired from a decedent would not receive a step-up to fair market value as of the date of the decedent's death but instead would be equal to the descendant's basis, if lower.

The special PFIC rules described above will not apply to a U.S. holder if the U.S. holder makes a timely election, which remains in effect, to treat the company as a qualified electing fund, or QEF, for the first taxable year in which the U.S. holder owns an ADR and in which Metabolic is a PFIC, provided the company complies with certain reporting requirements. Instead, a U.S. holder that has made a QEF election is required for each taxable year to include in income a pro rata share of the company's ordinary earnings as ordinary income and a pro rata share of the company's net capital gain as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge.

In order for the QEF election to be valid, Metabolic must provide U.S. holders with a PFIC Annual Information Statement containing the following information:

(i) The first and last days of Metabolic's taxable year to which the annual statement applies;

(ii) Either (a) the U.S. holder's pro rata share of the ordinary earnings and net capital gain of Metabolic for the taxable year, (b) sufficient information to enable the U.S. holder to calculate the pro rata share for such year, or (c) a statement that Metabolic has permitted the U.S. holder to inspect and copy Metabolic's permanent books of account, records, and such other documents as may be maintained by Metabolic that are necessary to establish Metabolic's ordinary earnings and net capital gain are computed in accordance with U.S. income tax principals;

(iii) The amount of cash and fair market value of other property distributed or deemed distributed to the U.S. holder during the taxable year; and

(iv) Either (a) a statement that Metabolic will permit the U.S. holder to inspect and copy Metabolic's permanent books of account, records, and such other documents as may be maintained by Metabolic that are necessary to establish that Metabolic's ordinary earnings and net capital gain are computed in accordance with U.S. income tax principals, or (b) a description of the alternative documentation requirements approved by the IRS, with a copy of the Private Letter Ruling and the Closing Agreement.

In the event Metabolic is classified as a PFIC, the company intends to provide sufficient information to U.S. holders to enable them to calculate their pro rata share for such year. The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. A shareholder makes a QEF election by attaching to a timely filed U.S. federal income tax return a properly completed IRS Form 8621 that reflects the information provided in the PFIC Annual Information Statement supplied by Metabolic to the ADR holders. Even if a QEF election is not made, if Metabolic is a PFIC in the hands of a U.S. holder, that U.S. holder may have to file each year a completed IRS Form 8621 with its U.S. federal income tax return.

Although a QEF election generally cannot be revoked, if a U.S. holder made a valid and timely QEF election for the first taxable year it owned an ADR and Metabolic is a PFIC, the QEF election does not apply in a later taxable year in which Metabolic does not satisfy the test to be a PFIC. If a QEF election was not made for that first taxable year, certain elections can be made while Metabolic continues to satisfy the

definition of a PFIC that, combined with a QEF election, can cause the QEF election to be treated as having been made for that first taxable year. Those elections may require the electing ADR holder to recognize gain on a constructive sale or to be taxable on the ADR holder's share of certain undistributed profits of Metabolic. To date, Metabolic has not earned any profits but may do so in the future. If gain or income is recognized pursuant to one of those elections, the rules set forth above would apply to that gain or income. Even if a QEF election ceases to apply because in a later taxable year Metabolic ceases to satisfy the tests to be a PFIC, the QEF election will apply again in any subsequent year in which Metabolic again satisfies the test to be a PFIC. Moreover, if a U.S. holder sells all of the ADRs it owns and later reacquires other Metabolic ADRs or purchases additional ADRs, any QEF election the U.S. holder made that remains in effect will apply to the ADRs acquired later.

U.S. Treasury regulations provide that the Commissioner of Internal Revenue has the discretion to invalidate or terminate a QEF election if the U. S. holder or Metabolic, or an intermediary, fails to satisfy the requirements for the QEF election or the annual election requirements to which the U.S. holder, Metabolic, or intermediary is subject.

The special PFIC rules described above will not apply to a U.S. holder if the U.S. holder elects to mark the U.S. holder's ADRs to market each year, provided Metabolic's ADSs evidenced by its ADRs are considered "marketable stock" within the meaning of the U.S. Treasury regulations. A U.S. holder that makes this election will recognize as ordinary income or loss each year an amount equal to the difference, if any, as of the close of the taxable year between the fair market value of the U.S. holder's ADRs and the U.S. holder's adjusted tax basis in the ADRs. Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. holder under the election for prior taxable years, reduced by losses allowed in prior taxable years. If the mark-to-market election were made, then the rules set forth above do not apply for periods covered by the election. In general, Metabolic's ADSs will be marketable stock within the meaning of the U.S. Treasury regulations if they are traded other than in de minimis quantities, on at least 15 days during each calendar quarter on a "qualified exchange or other market" within the meaning of the U.S. Treasury regulations. A U.S. exchange is a "qualified exchange or other market" if such exchange is registered with the SEC or the national market system established pursuant to section 11A of the U.S. Securities Exchange Act of 1934.

A non-U.S. exchange is a "qualified exchange or other market" if the exchange is regulated or supervised by a governmental authority of the country where the market is located and (1) the exchange has trading volume, listing, financial disclosure, surveillance and other requirements designed to prevent fraudulent and manipulative acts and practices, to remove impediments to and perfect the mechanism of a free and open, fair and orderly market, and to protect investors, and the laws of the country where the exchange is located and the rules of the exchange ensure that those requirements are actually enforced, and (2) the rules of the exchange effectively promote active trading of listed stocks. If a non-U.S. exchange has more than one tier or market level on which stock may be separately listed or traded, each such tier is treated as a separate exchange.

METABOLIC PHARMACEUTICALS LIMITED ABN 96 083 866 862

Level 3, 509 St Kilda Road, Melbourne, Victoria 3004, Australia | Telephone +61(3) 9860 5700 | Facsimile +61(3) 9860 5777 | Website www.metabolic.com.au

We believe that the ASX should be considered a "qualified exchange or other market." The U.S. OTC may not be considered a "qualified exchange or other market." However, because the ADSs relate to underlying shares traded on the ASX, they may be eligible for a mark-to-market election, although the law in this area is not completely settled.

A U.S. holder of ADRs during a year we are a PFIC generally will remain subject to the rules set forth above for all taxable years if the U.S. holder has not made a QEF election or a mark-to-market election, for the first taxable year in which the U.S. holder owns any ADRs and in which we are a PFIC. In that event, those rules will apply to any gains on dispositions of ADRs and to any "excess distributions." It is, however, possible for a U.S. holder to avoid this "once a PFIC, always a PFIC" result by electing to treat all of the U.S. holder's ADRs and ordinary shares as sold for their fair market value as of the last day of the last taxable year we satisfy the tests to be a PFIC, provided the applicable U.S. statute of limitations has not run for that year. If a gain is recognized on that constructive sale, the rules set forth above would apply to that gain.

A dividend from a foreign corporation that otherwise would qualify for the current 15 percent maximum tax rate in the U.S. does not qualify for that rate if the foreign corporation is a PFIC in either the taxable year of the dividend or the preceding taxable year.

We believe that the U.S. Internal Revenue Service would consider Metabolic to have been a PFIC in each of its last three fiscal years. However, we do not know whether we will be classified as a PFIC in the year ending June 30, 2005 or thereafter because the tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. In the event that Metabolic is classified as a PFIC for its year ending June 30, 2005 or subsequent years, Metabolic intends to provide its shareholders with the information necessary to make a QEF election as noted above.

U.S. INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISERS ABOUT THE PFIC RULES, INCLUDING THE ELIGIBILITY AND CONSEQUENCES TO THEM OF MAKING A QEF ELECTION OR A MARK-TO-MARKET ELECTION WITH RESPECT TO OUR ADRs IN THE EVENT THAT METABOLIC IS CLASSIFIED AS A PFIC.

METABOLIC PHARMACEUTICALS LIMITED ABN 96 083 866 862

Level 3, 509 St Kilda Road, Melbourne, Victoria 3004, Australia | Telephone +61(3) 9860 5700 | Facsimile +61(3) 9860 5777 | Website www.metabolic.com.au